EXHIBIT 99.1

Retalix Announces First Quarter 2009 Results

Continued Improvement in Operating Margins Despite Global Slowdown; Strong Positive Cash Flow of Over $20 Million

RA'ANANA, Israel, May 14, 2009 (GLOBE NEWSWIRE) -- Retalix(r) Ltd. (Nasdaq:RTLX), a leading provider of software solutions for retailers and distributors, announced today results for the first quarter ended March 31, 2009.

Summarized financial highlights of the 2009 first quarter results:

 * Total Revenues for the period were $46.9 million, compared to
   $53.9 million in the first quarter of 2008.

 * Income (Loss) from Operations for the quarter was $3.4 million, compared to a loss of $(0.9) million in the first quarter of 2008.
   The 2009 amount includes $1.7 million in revenues and a
   $0.2 million reduction in expenses due to the outcome of an arbitration in favor of the Company.

 * Adjusted Income from Operations (Non-GAAP)* for the quarter was
   $5.0 million, compared to $1.3 million in the first quarter of
   2008.

 * Financing (Income) Expenses for the quarter were $3.6 million mainly due to charges related to forward currency transactions and currency exchange expenses compared to a financial income of
   $(0.1) million in the first quarter of 2008.

 * GAAP Net Loss for the quarter was $(0.26) million, or $(0.01) per diluted share, compared to net loss $(0.54) million, or $(0.03)
   per diluted share in the first quarter of 2008.

 * Adjusted Net Income (Non-GAAP)* for the period was $0.75 million, or $0.04 per diluted share, compared to $1.2 million, or $0.05 per diluted share in the first quarter of 2008.

 * Cash Flow from Operating Activities generated $20.5 million during the first quarter of 2009.  This compared to $0.4 million in cash generated from operations during the first quarter of 2008.  As of
   March 31, 2009, the Company had more than $56 million in cash, cash equivalents and marketable securities on its balance sheet and less than $1 million in debt.

Barry Shaked, President and Chief Executive Officer of Retalix, said, "The results of the first quarter of 2009 reflect the anticipated weak market conditions we outlined at the beginning of the year. We continued increasing operating efficiencies and reduced operating costs, including additional headcount reductions. We continue to carefully manage our business to ensure that we are meeting our customers' needs and providing meaningful solutions which demonstrate ROI for retailers and distributors while also managing expenses and prioritizing future developments to maintain our market leadership position."

Hugo Goldman, the Company's Chief Financial Officer, said: "Our efforts focusing on collections of receivables and reducing costs helped us to start the year with a very strong $20.5 million in cash flow from operations. We recorded higher than normal financial expenses comprised of $2 million related to forward contracts entered into for 2009 designed to reduce our exposure to currency shifts and a further $1.6 million translation losses primarily related to the impact of the US Dollar strengthening -- mainly versus the British Pound and Israeli Shekel -- on our non-dollar net assets. As we have previously stated, we continue to monitor our expenses carefully to ensure they are in line with revenues. While we expect cash flow from operations to moderate from the strong levels of the first quarter, the lowered cost structure will help us to maintain operational profitability in 2009."

Outlook for FY 2009

Shaked added, "While our pipeline remains solid, retailers and distributors continue to move cautiously in the current market environment. We are maintaining our conservative outlook for 2009, where our focus is on our efforts to meet the needs of customers and supporting our current programs while also managing our cost structure. We continue to believe that this will allow Retalix to grow revenues and improve our profitability in the event the economy picks up as 2009 progresses."

"Retalix continues to expect FY 2009 revenues to be between $180 million and $200 million, Non-GAAP* net income to be between $5 million and $11 million and GAAP net income to be between $1 million and $6 million."

Conference Call and Webcast Information

The Company will be holding a conference call to discuss results for the first quarter of 2009 on Thursday, May 14th at 9:00am EDT (4:00pm Israeli Time). This conference can be accessed by all interested parties through the Company's web site at http://www.retalix.com/conference-call.cfm. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix site.

About Retalix

Retalix is an independent provider of software solutions to retailers and distributors worldwide. Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix, please visit www.retalix.com.

Retalix is a registered trademark of Retalix Ltd. in the United States and in other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

The Retalix Ltd. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=5937

* Note on Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Retalix uses non-GAAP measures of operating income, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation in accordance with SFAS 123(R), amortization of intangibles related to acquisitions. Retalix's management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. Reconciliations between GAAP measures and non-GAAP measures are contained following the GAAP financial statements in this press release. Reconciliation between GAAP to non-GAAP outlook for 2009 is provided in the table below.

                                                  FY 2009 Outlook
                                                  U.S. $ Millions
 Total Revenues                                       180-200
 GAAP Net Income                                        1-6
 (a) The effect of stock- based compensation -
  SFAS 123(R), net of tax effect                       2-2.8
 (b) The effect of amortization of intangible
  assets and acquisition related expenses, net
  of tax effect                                        2-2.2
 Non-GAAP Net Income                                    5-11

Safe Harbor for Forward-Looking Statements:

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. For example, the statements regarding our "Outlook for FY 2009" including our expected results and reactions to changes in our markets, and our pipeline, and about our market position and expected cash flow and profitability, all involve forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, the performance of the US dollar relative to other currencies, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2007, for a discussion of these and other important risk factors. Except as required by law, Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

                            RETALIX LTD.
         CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
        U.S. $ in thousands (except share and per share data)

                                        Three months ended
                                            March 31        Year ended
                                       -------------------- December 31
                                         2009       2008       2008 (*)
                                       ---------  ---------  ---------
                                      (Unaudited)(Unaudited)(Unaudited)
                                       ---------  ---------  ---------

 REVENUES:
  Product sales                         12,812     15,559     72,907
  Service                               34,120     38,374    148,720
                                       ---------  ---------  ---------
   Total revenues                       46,932     53,933    221,627
                                       ---------  ---------  ---------
 COST OF REVENUES:
  Cost of product sales                  7,260      9,790     45,201
  Cost of service                       19,105     21,953     88,078
                                       ---------  ---------  ---------
   Total cost of revenues               26,365     31,743    133,279
                                       ---------  ---------  ---------
 GROSS PROFIT                           20,567     22,190     88,348
                                       ---------  ---------  ---------
 OPERATING EXPENSES:
  Research and development - net         6,831     10,775     38,357
  Selling and marketing                  4,769      5,952     23,623
  General and administrative             5,556      6,342     25,677
  Other income - net                       (24)        --       (376)
  Goodwill impairment (*)                   --         --         (*)
                                       ---------  ---------  ---------
   Total operating expenses             17,132     23,069     87,281
                                       ---------  ---------  ---------
 INCOME (LOSS) FROM OPERATIONS           3,435       (879)     1,067
 FINANCIAL INCOME (EXPENSE), net        (3,619)       143     (1,978)
                                       ---------  ---------  ---------
 LOSS BEFORE TAXES ON INCOME              (184)      (736)      (911)
 TAX BENEFIT                                66        447      5,446
                                       ---------  ---------  ---------
 INCOME (LOSS) AFTER TAXES ON INCOME      (118)      (289)     4,535
 SHARE IN INCOME OF AN
  ASSOCIATED COMPANY                         2         12         54
                                       ---------  ---------  ---------
 NET INCOME (LOSS)                        (116)      (277)     4,589
 NET INCOME ATTRIBUTABLE TO
  NON-CONTROLLING INTERESTS               (143)      (257)      (537)
                                       ---------  ---------  ---------
 NET INCOME (LOSS) ATTRIBUTABLE
  TO RETALIX LTD.                         (259)      (534)     4,052
                                       =========  =========  =========
 EARNINGS (LOSSES) PER SHARE
  - in U.S. $:
  Basic                                  (0.01)     (0.03)      0.20
                                       =========  =========  =========
  Diluted                                (0.01)     (0.03)      0.20
                                       =========  =========  =========
 WEIGHTED AVERAGE NUMBER OF SHARES USED
  IN COMPUTATION OF EARNINGS PER SHARE
   - in thousands:
  Basic                                 20,393     20,106     20,265
                                       =========  =========  =========
  Diluted                               20,393     20,106     20,305
                                       =========  =========  =========

 (*) FY08 GAAP results are subject to change according to the final results of the impairment test on our long-lived assets, including the goodwill and other intangible assets carried on the balance sheet. The extent of the impairment under SFAS 142 and
     SFAS 144 will be determined after step two test is completed.
     Retalix management expects to recognize a GAAP non-cash impairment charge in the range of $50M to $65M net of tax, against the goodwill and other intangible assets on the balance sheet.
     Accordingly, all amounts indicated above with an "*", as well as related totals and calculations that include such amounts, are subject to change upon completion of the impairment test.

                               RETALIX LTD.
                  CONDENSED CONSOLIDATED BALANCE SHEETS
                          (U.S. $ in thousands)

                                             March 31
                                       -------------------- December 31
                                          2009       2008       2008
                                       ---------  ---------  ---------
                                           (Unaudited)      (Unaudited)
                                       --------------------  ---------

                                 Assets

 CURRENT ASSETS:
  Cash and cash equivalents             55,780     24,340     33,546
  Marketable securities                    232      3,823      3,239
  Accounts receivable:
   Trade                                52,664     81,757     71,017
   Other                                16,808      5,777     14,644
  Inventories                            1,701      1,089      1,037
  Deferred income taxes                  4,524      8,858      3,838
                                       ---------  ---------  ---------
   Total current assets                131,709    125,644    127,321
                                       ---------  ---------  ---------
 NON-CURRENT ASSETS:
  Marketable debt securities               862      1,265        862
  Deferred income taxes                 12,432      5,827     13,423
  Long-term receivables                  3,635      5,116      3,382
  Amounts funded in respect of
   employee rights upon retirement       7,803      9,949      8,663
  Other                                    896        912        963
                                       ---------  ---------  ---------
                                        25,628     23,069     27,293
                                       ---------  ---------  ---------
 PROPERTY, PLANT AND EQUIPMENT, net     14,603     12,233     14,734
                                       ---------  ---------  ---------
 GOODWILL                              108,686(*) 113,205    108,842(*)
                                       ---------  ---------  ---------
 OTHER INTANGIBLE ASSETS, net of
  accumulated Amortization:
  Customer base                         14,703(*)  15,960     15,399(*)
  Other                                  2,068(*)   4,095      2,400(*)
                                       ---------  ---------  ---------
                                        16,771     20,055     17,799
                                       ---------  ---------  ---------
   Total assets                        297,397    294,206    295,989
                                       =========  =========  =========

 (*) FY08 GAAP results are subject to change according to the final results of the impairment test on our long-lived assets,
     including the goodwill and other intangible assets carried on the balance sheet. The extent of the impairment under SFAS 142 and
     SFAS 144 will be determined after step two test is completed.
     Retalix management expects to recognize a GAAP non-cash impairment charge in the range of $50M to $65M net of tax, against the goodwill and other intangible assets on the balance sheet.
     Accordingly, all amounts indicated above with an "*", as well as related totals and calculations that include such amounts, are subject to change upon completion of the impairment test.

                              RETALIX LTD.
                  CONDENSED CONSOLIDATED BALANCE SHEETS

                                             March 31
                                       -------------------- December 31
                                          2009       2008       2008
                                       ---------  ---------  ---------
                                            (Unaudited)     (Unaudited)
                                       --------------------  ---------
          Liabilities and equity

 CURRENT LIABILITIES:
  Current maturities of
   long-term bank loans                    238        277        249
  Accounts payable and accruals:
   Trade                                 6,810     12,732      8,672
   Employees and employee institutions   7,972      9,752      8,783
    Accrued expenses                     5,909      5,875      6,527
   Other                                 4,436      3,554      2,125
  Deferred revenues                     20,516     16,865     19,135
                                       ---------  ---------  ---------
    Total current liabilities           45,881     49,055     45,491
                                       ---------  ---------  ---------
 LONG-TERM LIABILITIES :
  Long-term bank loans, net of
   current maturities                      504        852        523
  Employee rights upon retirement       12,426     15,740     13,860
   Deferred income tax                     286      1,020        286
  Institutions                           3,226      1,423      1,112
                                       ---------  ---------  ---------
    Total long-term liabilities         16,442     19,035     15,781
                                       ---------  ---------  ---------
    Total liabilities                   62,323     68,090     61,272
                                       ---------  ---------  ---------
 EQUITY:

 Share capital -Ordinary shares of NIS
  1.00 par value (authorized):
  March 31, 2009 (unaudited), December
  31, 2008 (unaudited) and March 31,
  2008 (unaudited) 30,000,000 shares;
  issued and outstanding: - March 31,
  2009 (unaudited) 20,393,937 Shares;
  December 31, 2008 (unaudited) -
  20,389,771 shares; March 31, 2008
  (unaudited) - 20,206,699 shares        5,381      5,329      5,380
  Additional paid in capital           176,021    171,621    175,435
  Retained earnings                     49,988(*)  45,661     50,247(*)
  Accumulated other comprehensive
   income                                  404        457        328
                                       ---------  ---------  ---------
 Total Retalix shareholders' equity    231,794    223,068    231,390
                                       ---------  ---------  ---------
 Non-controlling interest                3,280      3,048      3,327
                                       ---------  ---------  ---------
    Total equity                       235,074    226,116    234,717
                                       ---------  ---------  ---------
    Total liabilities and equity       297,397    294,206    295,989
                                       =========  =========  =========

 (*) FY08 GAAP results are subject to change according to the final results of the impairment test on our long-lived assets, including the goodwill and other intangible assets carried on the balance sheet. The extent of the impairment under SFAS 142 and
     SFAS 144 will be determined after step two test is completed.
     Retalix management expects to recognize a GAAP non-cash impairment charge in the range of $50M to $65M net of tax, against the goodwill and other intangible assets on the balance sheet.
     Accordingly, all amounts indicated above with an "*", as well as related totals and calculations that include such amounts, are subject to change upon completion of the impairment test.

                              RETALIX LTD.
             CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                        Three months ended  Year ended
                                              March 31      December 31
                                       --------------------  ---------
                                          2009       2008       2008(*)
                                       ---------  ---------  ---------
                                      (Unaudited)(Unaudited)(Unaudited)
                                       ---------  ---------  ---------
                                              U.S. $ in thousands
                                       -------------------------------
 CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                       (116)      (277)     4,589(*)
  Adjustments required to reconcile
   net income (loss) to net cash
   provided by operating activities:
  Depreciation and amortization          1,612      1,572      6,219
  Share in gains of an associated
   company                                  (2)       (12)       (54)
  Stock based compensation expenses        586      1,318      4,777
  Changes in accrued liability for
   employee rights upon retirement      (1,291)     1,217       (396)
  Gains on amounts funded in respect
   of employee rights upon retirement      914       (664)       303
  Deferred income taxes - net              175     (1,818)    (1,856)
  Net decrease (increase) in
   marketable securities                   176        (75)       984
  Other                                    249       (186)       (18)
 Changes in operating assets and
  liabilities:
  Decrease (increase) in accounts
   receivable:
   Trade (including the non-current
    portion)                            17,630        553     12,395
   Other                                (2,223)      (360)    (9,152)
  Increase (decrease) in accounts
   payable and accruals:
   Trade                                (1,762)    (2,849)     6,655
   Employees, employee institutions
    and other                            1,657      1,718       (584)
   Decrease (Increase) in inventories     (669)       214        247
   Increase (decrease) in long-term
    institutions                         2,114        (93)        --
   Increase in deferred revenues
    (including the non-current portion)  1,409        101      2,381
                                       ---------  ---------  ---------
   Net cash provided by operating
    activities - forward                20,459        359     13,180
                                       =========  =========  =========

                                 RETALIX LTD.
              CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                        Three months ended  Year ended
                                              March 31      December 31
                                       --------------------  ---------
                                          2009       2008       2008(*)
                                       ---------  ---------  ---------
                                      (Unaudited)(Unaudited)(Unaudited)
                                       ---------  ---------  ---------
                                              U.S. $ in thousands
                                       -------------------------------

  Net cash provided by operating
   activities - brought forward         20,459        359     13,180
                                       ---------  ---------  ---------
 CASH FLOWS FROM INVESTING ACTIVITIES:
  Maturity of marketable debt
   securities held to maturity           2,535         --        433
  Maturity of marketable trading
   debt securities                         290         --         --
  Investment in marketable debt
   securities held to maturity              --         --       (207)
  Acquisition of subsidiaries or
   activities consolidated for the
   first time (a)                           --         --       (824)
  Additional investment in subsidiary       --       (625)        --
  Purchase of property, plant,
   equipment and other assets             (650)      (363)    (5,055)
  Proceeds from sale of property,
   plant and equipment                      36         --         55
  Amounts funded in respect of employee
   rights upon retirement, net            (109)      (339)      (168)
  Long-term loans collected
   from employees                            2         17         36
                                       ---------  ---------  ---------
  Net cash provided by (used in)
   investing activities                  2,104     (1,310)    (5,730)
                                       ---------  ---------  ---------
 CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayment of long-term bank loans         --         17       (241)
  Issuance of share capital to
   employees resulting from exercise
   of options                                1      2,662      4,012
  Short-term bank credit - net              --        (11)       (11)
                                       ---------  ---------  ---------
  Net cash provided by financing
   activities                                1      2,668      3,760
                                       ---------  ---------  ---------
 EFFECT OF EXCHANGE RATE
  CHANGES ON CASH                         (330)       139       (148)
                                       ---------  ---------  ---------
 NET INCREASE IN CASH AND
  CASH EQUIVALENTS                      22,234      1,856     11,062
 BALANCE OF CASH AND CASH EQUIVALENTS
  AT BEGINNING OF PERIOD                33,546     22,484     22,484
                                       ---------  ---------  ---------
 BALANCE OF CASH AND CASH EQUIVALENTS
  AT END OF PERIOD                      55,780     24,340     33,546
                                       =========  =========  =========

 (*) FY08 GAAP results are subject to change according to the final results of the impairment test on our long-lived assets, including the goodwill and other intangible assets carried on the balance sheet. The extent of the impairment under SFAS 142 and
     SFAS 144 will be determined after step two test is completed.
     Retalix management expects to recognize a GAAP non-cash impairment charge in the range of $50M to $65M net of tax, against the goodwill and other intangible assets on the balance sheet.
     Accordingly, all amounts indicated above with an "*", as well as related totals and calculations that include such amounts, are subject to change upon completion of the impairment test.

                             RETALIX LTD.
                CONSOLIDATED STATEMENTS OF CASH FLOWS

 SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
                                                            Year ended
                                                            December 31
                                                                2008
                                                             ---------
                                                             Unaudited
                                                             ---------
 Net fair value of the assets acquired and liabilities
 assumed at the date of acquisition :
 Assets and liabilities of the subsidiaries at the date of
  acquisition:
 Goodwill and other intangible assets arising on acquisition      (824)
                                                             ---------
                                                                  (824)
                                                             =========

                                RETALIX LTD.
              UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENTS

 The following tables reflect selected Retalix' non-GAAP results reconciled to GAAP results:

                                        Three months ended  Year ended
                                              March 31      December 31
                                       --------------------  ---------
                                          2009       2008       2008(*)
                                       ---------  ---------  ---------
                                       Unaudited  Unaudited  Unaudited
                                            U.S. $ in thousands
                                      (except share and per share data)
                                       -------------------------------
 OPERATING INCOME (LOSS)
  GAAP Operating income (loss)           3,435       (879)     1,067(*)
  Plus:
   Amortization of acquisition-related
    intangible assets                      942        831      3,308
   Stock based compensation expenses       586      1,318      4,775
                                       ---------  ---------  ---------
  Non-GAAP Operating income              4,963      1,270      9,150
                                       =========  =========  =========

 NET INCOME (LOSS)
  GAAP Net income (loss) attributable
   to Retalix Ltd.                        (259)      (534)     4,052(*)
  Plus:
   Amortization of acquisition-related
    intangible assets                      942        831      3,308
   Stock based compensation expenses       586      1,318      4,775
  Less:
   Income tax effect of amortization
    of acquisition-related intangible
    assets                                (368)      (325)    (1,262)
   Income tax effect of stock based
    compensation expenses                 (153)      (115)      (456)
                                       ---------  ---------  ---------
  Non-GAAP Net income                      748      1,175     10,417
                                       =========  =========  =========

 NET INCOME (LOSS) PER DILUTED SHARE
  GAAP Net income (loss) per
   diluted share                         (0.01)     (0.03)      0.20
  Plus:
   Amortization of acquisition-related
    intangible assets                     0.05       0.04       0.16
   Stock based compensation expenses      0.03       0.07       0.23
  Less:
   Income tax effect of amortization
    of acquisition-related intangible
    assets                               (0.02)     (0.02)     (0.06)
   Income tax effect of stock based
    compensation expenses                (0.01)     (0.01)     (0.02)
                                       ---------  ---------  ---------
  Non-GAAP Net income per diluted share   0.04       0.05       0.51
                                       =========  =========  =========

  Shares used in computing diluted
    net income per share                20,393     20,106     20,305
                                       =========  =========  =========

 (*) FY08 GAAP results are subject to change according to the final results of the impairment test on our long-lived assets, including the goodwill and other intangible assets carried on the balance sheet. The extent of the impairment under SFAS 142 and
     SFAS 144 will be determined after step two test is completed.
     Retalix management expects to recognize a GAAP non-cash impairment charge in the range of $50M to $65M net of tax, against the goodwill and other intangible assets on the balance sheet.
     Accordingly, all amounts indicated above with an "*", as well as related totals and calculations that include such amounts, are subject to change upon completion of the impairment test.

                              RETALIX LTD.
            UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENTS

 The following table shows the classification of stock-based compensation expense:

                                        Three months ended  Year ended
                                             March 31       December 31
                                       --------------------  ---------
                                          2009       2008       2008
                                       ---------  ---------  ---------
                                       Unaudited  Unaudited  Unaudited
                                              U.S. $ in thousands
                                       -------------------------------
  Cost of product sales                     28         42        174
  Cost of services and projects            275        493      1,847
  Research and development - net           135        315      1,029
  Selling and marketing                     52        115        360
  General and administrative                96        353      1,365
                                       ---------  ---------  ---------
  Total                                    586      1,318      4,775
                                       =========  =========  =========

 The following table shows the classification of amortization of acquisition-related intangible assets:

                                        Three months ended  Year ended
                                             March 31       December 31
                                       --------------------  ---------
                                          2009       2008       2008
                                       ---------  ---------  ---------
                                       Unaudited  Unaudited  Unaudited
                                              U.S. $ in thousands
                                       -------------------------------
  Cost of product sales                    623        553      2,211
  Cost of services and projects            219        197        786
  Selling and marketing                     --          1          3
  General and administrative               100         80        308
                                       ---------  ---------  ---------
  Total                                    942        831      3,308
                                       =========  =========  =========

CONTACT:  Retalix
          Hugo Goldman
          +972-9-776-6677
          investors@retalix.com